Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	Sept. 30, 2017	June 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Earnings
Income before income taxes	$1,368	$1,308	$1,317	$3,882	$3,573
Net (income) loss attributable to noncontrolling interests	(2)	(1)	(6)	(18)	1
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,366	1,307	1,311	3,864	3,574
Fixed charges, excluding interest on deposits	279	217	130	679	394
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,645	1,524	1,441	4,543	3,968
Interest on deposits	57	32	(6)	98	21
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,702	$1,556	$1,435	$4,641	$3,989
Fixed charges
Interest expense, excluding interest on deposits	$255	$194	$106	$608	$319
One-third net rental expense (a)	24	23	24	71	75
Total fixed charges, excluding interest on deposits	279	217	130	679	394
Interest on deposits	57	32	(6)	98	21
Total fixed charges, including interests on deposits	$336	$249	$124	$777	$415
Preferred stock dividends	$35	$49	$13	$126	$74

Total fixed charges and preferred stock dividends, excluding interest on deposits	$314	$266	$143	$805	$468
Total fixed charges and preferred stock dividends, including interest on deposits	$371	$298	$137	$903	$489

Earnings to fixed charges ratios
Excluding interest on deposits	5.90	7.02	11.08	6.69	10.07
Including interest on deposits	5.07	6.25	11.57	5.97	9.61

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	5.24	5.73	10.08	5.64	8.48
Including interest on deposits	4.59	5.22	10.47	5.14	8.16

(a)	The proportion deemed representative of the interest factor.